

Mail Stop 3561

June 5, 2007

By Facsimile and U.S. Mail

Mr. Rami Abada
Chief Financial Officer
Jennifer Convertibles, Inc.
419 Crossways Park Drive
Woodbury, NY 11797

> **Re:** **Jennifer Convertibles, Inc.**
> **Form 10-K for the year ended August 26, 2006**
> **Filed November 22, 2006**
> **File No. 1-9681**

Dear Mr. Abada:

We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated May 14, 2007. Our review resulted in the following accounting comments.

10-K for the year ended August 26, 2006

1. We note your response to comment 2 of our letter dated April 17, 2007. It appears as if you changed several of your contractual arrangements with the Private Company in July 2001. You disclose that you are responsible for managing the sales of the Private Company's stores. Please provide us with you analysis of FSP FIN46(R)-3. Please tell us in more detail to what extent you manage the sales at the Private Company's stores. For example, tell us whether you make personnel decisions with respect to Private Company employees.

2. We note that you entered into an Option Agreement to purchase the Private Company's assets starting on April 30, 2015 at a fixed purchase price that declines over the term of the agreement. Please tell us why you do not believe that this impacts your assessment of the parties who are expected to receive the residual returns of the Private Company. Given the option agreement, it is not clear that the equity holders continue to be the primary beneficiary of the Private Company.

3. We note that the Warehousing Agreement between you and the Private Company contains a fee that triples as a percentage of sales after April 30, 2010. It does not appear that if similar services were acquired from a third party the fees would increase at that rate. Provide is with your analysis of the impact of the warehousing agreement with respect to the primary beneficiary of the Private Company's variability. See paragraph B22 of FIN46(R).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran, Esq.
Branch Chief